FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

America West Airlines

For our next presentation we are pleased to have Doug Parker, chairman, President and CEO of America West Airlines. Doug assume the CEO position in August 2001, which in hindsight was probably the worst time to become head of a major US airline. However Doug thrived under very difficult circumstances and stabilize the company and America West became the first airline to successfully secure government loan guaranteed. Along the way, Doug transformed America West into a viable low-cost carrier. Never one to stand still, Doug continues to make our industry an interesting one to follow with the recently announced proposed merger with US Airways. Doug is doing today to update us on America West CFO, Derek Kerr {sic}. And now without further ado I will turn the podium over to them.

Doug: thank you Mike. Thank you all for being here. Assuming my slide presentation is here, which is, I will walk you through with how we are doing at America West today in the current environment and getting to a little bit about the proposed merger with US Airways that Mike referred to earlier.

Our recent performance and America West has been quite strong and we are quite proud of what we have been doing certainly in this environment. In the first quarter, we had some very strong revenue performance and we reached record factors. Unlike some others, we actually had some improvement in yields as well. The result was that our revenue at the first quarter with 7.8 % at the end of 05. That was a greater improvement than any other major airlines and a trend that we feel very good about. On top of that our people are doing very good job of taking care of record number of passengers and we were number one of the majors and on-time performance in March and April. We do not have competitive numbers for May and June but we do know what we are doing and we are doing as well in May and June that we did back in March and April. So our people again are doing a fantastic job of taking care of a record number of people and we are doing all of that efficiently and we’re keeping our costs very low. Our first-quarter cost excluding fuel with 6.73 cents, behind only Southwest and JetBlue, and well below most of our major competition.

On the things that we can control, are relative revenue performance and our cost performance and taking care of customers-— all of the things that we can control-— we are doing exceptionally well and are feeling very good about the relative performance. Unfortunately one of the things we can control its fuel prices. And that, as this chart shows, by month are fuel prices for 2005 compared to 2004, and we thought we are planning conservative by saying the 2005 fuel prices will stay the somewhat the same as 2004, a little higher at the start of the year and a little lower by the back of the year, and in fact it turned that we misspent and we will be about $144 million higher in 2005 than we were in 2004 and that is something that we had to overcome. As we look forward, and the first quarter results on a relative basis are very good as I noted because we are doing better than we expected. And if you look at pretax margins, you will see that America West had a slight loss when you take out our fuel hedging game, but we were still supposed to break even put enough behind only Southwest and JetBlue and turn a relative profitability, well in excess and performance of the other major airlines.

As we look towards the outlook it is much the same. Our second-quarter results will actually see a continuation of the revenue trend, and actually a pickup in the revenue trend which is encouraging. We are continuing to produce record factors, our yield continues to also improve year-to-year basis. The result is that we expect the second quarter of 2005 to be a double digits versus second quarter of 2004, which is not a statement that I think any other major airline will be able to make at this conference. We will see very strong unit revenue build and we feel very good about that. Unfortunately its fuel prices continue to increase at a rate that is just offsetting net revenue, revenue not only is it up second quarter but each month sequentially it is higher than the rest. Which means June is better than made that was better than April. That momentum while encouraging has been offset by fuel prices that are increasing at a similar level. Our second-quarter field right expect to be up to 20% and what we paid in the first quarter which is a $.25 increase in the result is that it pretty much takes away the revenue improvement. Probably more importantly as we look forward, the future markets now a reports crude oil to be above $50 a barrel through 2011 and that is because of the curve ends in 2011. And the fact is the markets are now saying that this is where fuel prices are to be for the foreseeable future, which is no news but many of us were holding out hope that this was a spike and we were get through it. If the markets are right and this is not the case. Rather than complain about the reality is better to confront reality and figure out a way that we can actually be profitable at fuel in a $50 a barrel, and that is the proposed measure with US Airways. We worked very hard last month put through transaction that we feel good about. One that creates a national network low-cost airline with approximately to $10 billion in revenues and one that we believe that can be profitable at $50 a barrel in crude oil. All you have to do to believe that is that the economy stays much like it is with no real revenue improvement and fuel prices stay as high as they are, but we can actually create $600 million dollars in synergies. And if you can believe that, and we do, the merged airlines becomes profitable at $50 a barrel in crude. And I will talk more about the synergy than a minute.

Because of what we created we have been able to trap a great deal of capital in this transaction more so than other airlines, including ours, and it’s more than what we’ve been able to do in quite some time. We have about $2 billion of total cash and we expect to have a closing, which would put this airline at $10 billion in revenue on a relatively strong cash basis versus our peers. Much of that is coming through new equity and we have $500-$600 million of new equity coming in which I will talk about. We also have over $675 million of coming in from partners and suppliers that I will also talk about. I’m often asked why we think this will work this airline mergers have often not worked in the past. There are three distinctions between what is going on here in what has may have happened in the past in other circumstances. First and foremost is the fact that the labor costs or extremely similar USAirways team has gone through a lot of pain but the result is that their labor costs are now absolutely in line with America West labor costs and it’s a remarkable statement to make. And as much pain as it took them to get there, America West would be nowhere near this transaction and they would be much worse shape than they are an otherwise. So they did what they needed to do. They targeted American West wage rates and JetBlue productivity and they have come very close to that. And the contract in place at USAirways have essentially the same economics at the contracts in place at America West Airlines. The result is that there is no large negative labor’s synergy in putting the two companies together and that is much different than what you generally see an airline merger transaction. Generally one airline or the other has higher wage rates and generally to a accommodate the differential they migrate to the highest common denominator and you see a large negative synergy. And the company convinces itself but that is okay because they will have a lot of positive revenue to offset it. We don’t have to worry about that we do not have that large negative synergy. Further there is nothing in the contract of other airline that precludes this contract and going forward. In other words there are no contract negotiations that need to take place prior to closing. Second, and as closely as important if not as important, are the fact that we can actually right side with the airline thanks to the US Airways bankruptcy. What happens when you put two airlines together that they have too many airplanes. They often don’t admit this but they know they do. Because you’re taking two airplanes into airlines and putting them together and you can’t get all of the real synergy because you can’t return airplanes. In this case because of the US Airways bankruptcy we can return airplanes to lessors. We plan to return about 60 planes to the lessors before close. And the vast majority have been committed to return and some of them may be returned to the next 12 months and the commitments have been made at the time of closing. Those planes are mostly been returned to GE capital who I understand plant of the marketed outside of the United States which is also good for our industry and for us. This allows for a much larger network synergy in you generally seen these transactions. When you put these two airlines together we are not dependent on revenues becoming stronger what we know this because we are optimizing the network by getting airplanes out, we create even a larger revenue synergy that I’ll talk about in a minute. And lastly this transaction is pro-competitive. Other transactions in the past have had troubles because clearly regulatory issues and to get them done it had to give up some of the key assets of the combined firm. In this case, there are only 4 overlapping routes— there is nonstop competition from Southwest on three of those and there is one stop competition on the fourth. This clearly procompetitive one because there is no overlap and two because we are to take the America West Pro customer pricing model and spread it nationwide. Customers are better off and not worse off and we anticipate regulators recognizing that.

This route about just shows visually what I said Woods is an extremely low overlap between the two characters and we are creating a nationwide low-cost carrier and the green lines here represent America West current network which does okay but is primarily the West network over Las Vegas and Phoenix and the US Airways which is more dense on the north-south line up and down the East Coast— put it together and you have a nationwide carrier. And we think it has a lot of upside.

More about the synergies. I keep talking about the $600 million dollars in anticipated synergies. And we have done a lot of work on this and this is the crust of the transaction. I feel very good about these numbers. They fall into three buckets. $150 to $200 million of it is the route restructuring. This is the effect of being able to return 50 aircraft and properly gauge aircraft to the routes now that we have taken some out and put them together. This includes eliminating unprofitable flying and better gauging aircraft throughout the system and includes allowing

America West to finally at our Hawaii service that we have been looking out for a while and all of this is the result of saying that we now have these two networks that I showed you on the prior page and we have the fleet, we have the ability to get out as many airplanes as we like, and we do all of that put those two networks together this is what we believe the improvement in profitability will be. This is not a revenue synergy this is a permanent cost reduction through fewer airplanes. But it is a profitability improvement as well through fewer airplanes producing similar revenue. Next are revenue synergies which you should think of as saying now that I’ve optimize the network up with these two networks together can you possibly do what all of the other networks that you can do when you put 2 two airlines together which is produce higher revenues? Because I had now have a bigger network. We believe that number is also in the range of $100 to $200 million, much of that is what you call the city presence, or the S-curve effect. The easiest example to give on this is Dallas-Fort Worth, where we have America West is the number eight carrier and US Airways is the number seven carrier and you put us together and we are the number three carrier. That allows us to go and do.... we are not able to go intake major corporations away like America Airlines and we have no plans to, but we would be able to get some customers that we currently can interact with today. Today particularly in Dallas and you want it to the West Coast you’re not going to fly USAirways and of course if you’re going Easter knock on the fly America West because we only fly west, but by putting us two together you can actually be in the US Airways frequent-flier program and fly both directions and of course that works in every city between Philadelphia and between. So that city presence we know is worth the value. On top of that we will be able to do a much better job of connectivity across all of the networks and are great more options for the consumers in the same city. And we can do a better job of utilizing assets because we have more hubs, it is a real problem for America West because we do not have airplanes sitting on the East Coast until noon waiting for a connection. And now we will fly on the East Coast on the US Airways system and that will add up to $150-$200 million and that is the focused number of the three buckets but I also feel good about what is not here. And that is the fact that the US Airways current route network is under a lot of competitive heat primarily it seems to be designed to drive a lot of business, and when we have a $2 billion cash and total that seems not to be a very smart thing to do and it seems to be directed elsewhere. We are not built on it but he gives me a lot of comfort that there is still an upside in the number. And lastly cost synergies with the number of $250 to $300 million dollars, which is one of the more current numbers than we feel good about. Most of that is overhead. Which is management doing what isn’t supposed to do which is taking two companies in getting them to the right overhead levels, and that is certainly an achievable number and shame on us if we don’t get it. Much of the IT technology now as being in sourced. You’re there with currently outsource IT work. And now we will do it all in-house at our rates which are much lower than what is being paid by USAirways today and that is about another hundred million dollars, and the rest is primarily facility which should not have been easily or in a combined facilities and airports, and also other facilities.

So that is how this breaks down. Again because we’ve done a lot of work and we feel good about this, a number of people who have actually signed nondisclosure and been through the analysis, we been able to attract a significant amount of capital. Our equity is estimated to be about $650 million. $500 million of that authority committed from five separate investor groups. The next batter and $50 million currently planning through a plan rights offering at the closing, this is something that is important on the USAirways side to offer to their unsecured creditors to let them know that they want to buy in at levels that they want to be able to so we anticipate to getting a rights offering together and we will continue to contact interested equity investors and we’ll find ourselves in a strange condition of being airline executives that are actually calling equity people that and saying that we can not make room for you. So it is foreign territory for us. But have anything to give the confidence to grow in the right track and it has been exciting. We are rating from $635 million in cash financing for business partners and people who want to do business with the combined company that we put together and over $300 million of that is in signing bonuses and loans, and it is actually a bigger signing bonus than loans, and from perspective affinity credit cards providers — these are banks that want to be credit card provider for the combined company. Those negotiations are still underway-but we were not with this number on the flight if we do not feel good about the ability to achieve that level. Next to the $250 million loan from Airbus and the merged company will be the launch company for A350 which will be delivered in 2011 to 2013. They will be replacements for A330 and they will fly the international network of USAirways. And in exchange for the launch order Airbus is a greater putting $250 million loan at prospective levels. And we have other support of over 250 million— primarily from the aircraft lessors.

Other merger issues of note- the brand that we plan to use will be the USAirways brand and I got a lot of questions about this. What we know is the USAirways brand is much More recognized particularly among the customers that we are to be going after like business customers in key business markets. They have a much higher recognition of the USAirways brand. Of course the bread itself is not going to the best time, but we know as well as anybody at America West at the way you fix the brand is not by changing the brand name but by going in and doing what people want is like running a good airline. And that is what we plan to do. Continental did this as well as anybody in the early 90s and we plan to follow out of a playbook, and go use the proper brand and the better reflects of what we are building their width of the national airline on a regional airline. We will rehabilitate the airline that way. As for management we believed by the time we get to the closing will have the best management in an industry and some may feel it may not be a high enough hurdle but that is the one we are going for. We feel very good about our management team at America West and we feel exceptionally good about the ability to combine the two management teams and create a team that will be able to manage this and be able to manage better than our peers. The company will be headquartered in Tempe Arizona where America West is currently headquartered. The board will be consisted of six America West board members and 4 US Airways members and three from the new equity participants {inaudible names}.

Ownership allocations are laid out here and I will use it to walk through. With the current commitments included, this is how the ownership allocations is laid out. America West shareholders will see 39% of the new company. Wellington management which lastly came in for a $100 million-dollar commitment will hold 14%, Esure Holding, which is the air Wisconsin and was with US Airways before America West got involved, and when they were with USAirways it was a good deal for US Airways because they provided debt financing which converts the equity, so that is $125 million that results in 13% ownership. The USAirways unsecured partnerships will receive 12% of the company. Parr Capital that put in $100 million will get 10%. And Air Canada, that you just heard from, with their $75 million investment, they get 7%. Peninsula capital is putting in $50 million received 5%. So that is the breakdown and I think a nice breakdown. And one that investors are extremely happy with.

One thought about what this means to the shareholders of America West. Each common share of America West will be converted, at .145 a share. So to put a figure around that— so that Wellington management committed $150 million of straight equity to purchase at $16.15 a share. What that says that America West shares at $16.80 which was at the closing and Wellington does not come in until closing. So America West shares at 16.81 had at closing the exact equivalent to one merged company share at $16.51. We have the exact same thing. I’m not about to tell a group of investors how to value this, I just want to make sure you understand how this works. The fact of the matter that the current stock and we closed yesterday at around 640 and we are 67% of what we were below of what some insiders who have done a lot of work and obviously think that there is a lot of upside of what they think that the value of the merged company is, again I’m not capable of deciding whether or not based upon transaction risk versus lack of information or what it is but to make sure you have information. I’d also note that our stock has done very well because of this. Since the announcement we are up almost 50% since the announcement in a May 18 of over 65%.-from two or three days before that before start getting out.

In summary we at America West are performing exceptionally well in a very difficult environment and we are very proud of that and we’re prod of our people were delivering a great level of service. And it is working. We are keeping our costs down and our revenues are improving on a double-digit basis and are only bad news is being offset by ever increasing fuel prices. The worse news is that these few principal point are to be in effect for a long time and we believe that rather than complaining about it we are going to do something about it and we think the right thing to do is to put a business plan in place that works at $50 barrel of fuel and the merger with US Airways is the way to do that and it creates a national low-cost carrier that we believe can be profitable at those levels, and as proof of that this transaction has attracted significant capital investment and interested I thank you for that. Here a couple of disclaimers that I will go through the proxy statement and other materials are going to be filed with the SEC and I urge you to read them as they come out. My guess is that they will be out between now and June 30. That is when we are targeted to get those out. You also will know that has been in those proxies. That will make my lawyers happy and I’ve done my work.

<Question-you probably have the close of insight about what is going at the USAirways that they do not talk to the street and since the deal has been announced and I am using you to get the USAirways and the fact that you are pursuing an acquisition or merger here-since the deal has been another use in an improvement of the fundamental story at USAirways. What you read anecdotally is that a lot of USAirways frequent fliers are very pleased about the transaction and ours relieved now that there are miles of the intact and embrace this merger. Anything you can add on this>
at the risk of offending our future merger partners. We are a private company not a public company. Since the announcement that we has seen a nice improvement in the revenue performance. They are now beginning to see what the rest of us are seeing, which is revenue numbers coming in stronger than they projected. That is great news and I think a lot of it is due to what you just said which is there are booking and the future that USAirways and now that we up with that to rest. It is a good airline with a great revenue and people are now coming back and they’re starting to see a nice return on the revenue.

<If you are rights offering will the current AWA shareholders will be able to the debate in that? Had you choose your equity partners whether a large solicitation out there? And what is the spread and about the transaction risk and what would America West do with this transaction does not go through and what would there plans be about the $50 barrel?>
I will try to remember all three of those. Rights offering will be made available to our shareholders. Do you remember the ratio? I believe 31 1/2 percent is available to America West shareholders. And 68.5 percent to US airway shareholders. So there will be some allocated to the America West shareholders. How did we go about finding who we talked to about equity investments? This transaction was not the best held secret of all time and we ended up having not to solicit as much as we were solicited to and USAirways had... much of it had already taken place before America West to became involved — USAirways was doing a lot of stand-alones and that was underway through their advisers. As we got involved our involvement and are rumored involvement brought from other people in with an interest. Including the Parr Capital folks, and if we were involved— they wanted to talk, and that generated even more interest. So we did not do it a lot of active solicitation. We got pulled in and people started calling. And when they called we answered the phone. The third question was? What we do if the deal does not close? If the deal does not close we will keep on doing what we’re doing now which is like everyone else struggling along, and do a much better than our peers and we feel good about our ability to continue with an airline in doing what we do is hang on and wait for the fuel prices to go down or wait for someone to go away and more likely someone will go away while before we do and we will move back to that world. I think that there are better ways to do to manage this process than hoping for someone to go away and taking a little bit more control of your destiny and if that does not happen that is why we will move to and there will be other opportunities.

<Given their rules of the labor —is there any way you can prevent inheriting US Airways labor rules and practices?>
I would love to inherit USAirways rules and labor practices. As I said before, they are almost exactly the same economics of America West. And on their contracts and on their work world and in many cases they are more productive. I think what are the great underappreciated thing is what they have gotten done with their labor contracts and I will say that again about their labor contracts. If we put our people on their labor contracts will have the same exact amounts because we have the same amount in our contracts and it is a phenomenal statement and one that we cannot make about any other company. They have done much more with their labor and their contracts than anyone else has done in the restructuring.

<Pension position for both airlines> America West has never had a pension and will not have one in USAirways had one and had a terminated through the bankruptcy process so there are no pensions going forward. Thank you very much for your time and I appreciate your interest.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.